ICI AGREES SALE OF UNIQEMA FOR £410 MILLION

Imperial Chemical Industries PLC has reached an agreement to sell its oleochemicals and surfactants business, Uniqema, to Croda International PLC for a gross consideration of £410 million, subject to closing balance sheet adjustments, including working capital and net debt. The net consideration will be paid in cash on completion.

Of the gross consideration, £24 million will be used to provide for deal-related costs and tax.
Of the balance, approximately £130 million will be used to reduce ICI’s related post-retirement benefit deficits and around £256 million will be used in the near term to reduce net debt. The transaction is expected to give rise to a profit after tax of around £16 million which will be accounted for as a special item in ICI’s Income Statement when the deal has been completed.

The transaction is expected to be completed in Quarter 3, 2006, subject to approval by Croda shareholders, regulatory approval and employee consultation. In the case of the Uniqema business within ICI India Limited, the transaction is subject to its shareholders’ approval. The Uniqema business within ICI Pakistan Limited will not be part of the transaction.

ICI took the strategic decision in February to divest Uniqema. ICI Chief Executive John McAdam stated at the time that there was no compelling need to divest Uniqema, but if there was scope to realise value from a sale, ICI would have several attractive opportunities to invest the proceeds in other parts of ICI.

Dr McAdam said today: “We are pleased with the outcome of this sale process, and we are confident that we can deploy these resources into other parts of ICI which we believe can generate greater strategic and financial returns for our shareholders.”

He added: “I want to thank Uniqema’s employees for their outstanding service to ICI over many years and wish them every success.”

For the year ended 31 December 2005 the Uniqema business being sold had sales of £626 million and EBITDA of £49 million. At 31 December 2005 it had gross assets of £461 million.

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29 June 2006

Contact:
Investor enquiries: John Dawson, VP IR and Communications
Tel: +44 (0) 20 7009 5091

Media enquiries:
ICI — Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410
Brunswick – Mike Smith
Tel: +44 (0) 20 7404 5959

About Uniqema
Uniqema is a leading manufacturer of surfactants, oleochemicals and related derivatives. Its markets include polymers, lubricants, personal care, healthcare, process intermediates, crop protection, oilfield, textiles, polymer additives and cleaning. The business has manufacturing facilities in 11 countries and is headquartered at Gouda in the Netherlands. It has approximately 2,500 employees, who will transfer to Croda.

About ICI
ICI is one of the world’s major specialty products and paints businesses. Alongside Uniqema, the Group’s principal businesses are National Starch, Quest and ICI Paints, which together account for more than 90% of ICI’s sales. Today around a quarter of ICI’s sales are made in Asia Pacific and 40% in the Americas with less than 12% now made in the UK.

ICI products today include flavours and starches for the food industry, fragrances, surfactants and specialty polymers for personal care products, adhesives for the electronics and packaging markets as well as a wide range of decorative coatings and specialty products for domestic use and the construction industry. Listed on both the London and New York Stock Exchanges, ICI is a member of the FTSE100, FTSE4Good and the Dow Jones Sustainability Index. ICI has approximately 32,000 employees worldwide and had sales in 2005 of 5.8 billion GBP.